UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 28, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes               No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes                No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X
Enclosure: Press release - AngloGold Ashanti Holdings Plc announces issuance of a notice for the conditional redemption of all of its outstanding 8.500% notes due 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
28 June 2016
NEWS RELEASE
NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT
IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.
ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES ISSUANCE OF A
NOTICE FOR THE CONDITIONAL REDEMPTION OF ALL OF ITS
OUTSTANDING 8.500% NOTES DUE 2020
Douglas, Isle of Man – June 28, 2016
(NEWS RELEASE) --
AngloGold Ashanti Holdings plc (the “Company”) today announced that it has issued a notice for the conditional redemption (subject to the satisfaction or waiver of the condition described below) of all of its outstanding 8.500% Notes due 2020 (the “Notes”).

Under the notice, the redemption of the Notes is conditioned upon the receipt by the Company of borrowings under the Company’s $1,000,000,000 revolving credit facility in a sufficient amount, together with available cash in an amount determined by the Company, to pay the redemption price for the Notes, including any applicable premium, and accrued and unpaid interest in full and pay all related expenses on or before the redemption date. The redemption date is August 1, 2016.

The Notes will be redeemed at a redemption price equal to 106.375% of the principal amount of the Notes to be redeemed, plus additional amounts, if any, plus accrued and unpaid interest to the date of the redemption. The paying agent with respect the Notes is The Bank of New York Mellon, 101 Barclay Street, 7E, New York, New York 10286
United States of America, Attention: Global Corporate Trust. If redemption occurs, the Notes will be redeemed in full. There can be no assurance that the redemption will be completed.
Ends
Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

28 June 2016
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of the Company’s exploration and production projects and the completion of acquisitions and dispositions, the Company’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding the Company’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause the
Company’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to the Company’s prospectus that was filed with the U.S. Securities and Exchange Commission on 1 April 2016. These factors are not necessarily all of the important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. The
Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485
– JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 28, 2016
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance